UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2009

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

ANNOUNCEMENT

Announcement of Regulated Information

Αthens, January 26, 2009 – The Hellenic Telecommunications Organization SA (OTE SA), in accordance with Law 3556/2007, 1/434/3.07.2007 Decision of the Hellenic Capital Market Commission, article 13 of Law 3340/2005 and 3/347/12.07.2005 Decision of the Hellenic Capital Market Commission announces that:

Mr Nikolaos Pyrgelis, member of the management of OTE SA, purchased 500 shares of OTE SA of a total value of 5,850 euro on January 22, 2009.

INVESTOR RELATIONS

Τel. +0030 210-611-1574/7593/1121

E-mail: dtzelepis@ote.gr

Fax: +0030 210-6111030

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: January 26, 2009

By :/s/ Iordanis Aivazis

 Name: Iordanis Aivazis

 Title: Chief Operating Officer